ATTACHMENT B



          Management of the Registrant anticipates that there will be a significant change in results of operations for the year ended February 28, 1994 ("Fiscal 1994") from the year ended February 28, 1993 ("Fiscal 1993"). The Registrant has not completed the accounting and audit work necessary to announce precise annual financial results for the reasons described in Part III of this Form 12b-25; however, management estimates that the Registrant's loss from operations for Fiscal 1994 will be significantly greater than the $72,973,000 loss from operations that was reported for Fiscal 1993. Such increase is due primarily to the following:

          1. Writedowns to estimated net realizable value of the carrying amounts of the Registrant's released and unreleased product aggregated approximately $35,800,000 during Fiscal 1993. Writedowns of such product during Fiscal 1994 are expected to be significantly higher than that amount due mainly to the less than expected performance of the current year releases, the impact on Registrant's inventory values of the settlement with Showtime that was disclosed in the Registrant's Current Report on Form 8K filed on March 29, 1994, and additional provisions for losses on the five titles remained unreleased at February 28, 1994.

          2. Revenues from operations were $222,318,000 for Fiscal 1993, and the Registrant expects that such amounts will be less for Fiscal 1994.

          Management of the Registrant also anticipates, however, that the increase in the Registrant's loss from operations for Fiscal 1994 as compared to the prior fiscal year will be partially offset by significant reductions in the Registrant's charge for chapter 11 reorganization items.

          Certain significant adjustments to the
Registrant's consolidated financial statements were recorded during Fiscal 1993 to reflect the Registrant's successful emergence from its chapter 11 bankruptcy proceedings. Such adjustments resulted in the recognition of approximately $323,213,000 of extraordinary gains during Fiscal 1993, which resulted in the reporting of net income for Fiscal 1993. No such gains will be recorded in Fiscal 1994; therefore, Registrant anticipates a substantial net loss for Fiscal 1994.